EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Globus Medical, Inc. (the “Company”,  “our”, “us”, or “we”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock, par value $.001 per share. The Company’s Class A common stock is listed on the New York Stock Exchange under the trading symbol “GMED”.

DESCRIPTION OF COMMON STOCK

The following is a description of the rights of our Class A and Class B common stock and related provisions of the Company’s Amended and Restated Certificate of Incorporation (the “Certificate”), Amended and Restated Bylaws (the “Bylaws”), and applicable Delaware law. This description is qualified in its entirety by, and should be read in conjunction with, the Certificate, Bylaws, and applicable Delaware law.

Authorized Capital Stock

The Company’s authorized capital stock consists of 500,000,000 shares of Class A common stock and 275,000,000 shares of Class B common stock. The Company is authorized to issue up to 35,000,000 shares of preferred stock. As of December 31, 2023, the Company does not have any issued or outstanding shares of preferred stock.

Common Stock

Fully Paid and Nonassessable

All of the outstanding shares of the Company’s common stock are fully paid and nonassessable.

Voting Rights

Holders of our Class A and Class B common stock have identical voting rights, except that holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to 10 votes per share. Holders of shares of our Class A and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or the Certificate. Delaware law could require either our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

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If we were to seek to amend the Certificate or increase or decrease the authorized number of shares of a class of stock, or to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

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If we were to seek to amend the Certificate in a manner that altered or changed the powers, preferences or special rights of a class of stock in a manner that affected them adversely, then that class would be required to vote separately to approve the proposed amendment.

We have not provided for cumulative voting for the election of directors in the Certificate. Our Board of Directors (the “Board”) is divided into three classes, which are as nearly equal in number as possible, with each director elected at an annual stockholders’ meeting serving a three-year term and one class being elected at each year’s annual meeting of stockholders.

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, if any, the holders of outstanding shares of Class A and Class B common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that the Board may determine. Dividends may be paid in cash, in property, or in shares of the Company’s capital stock. If dividends are paid in shares of stock or rights to purchase shares of stock, the holders of Class A common stock will receive shares of Class A common stock or rights to purchase shares of Class A common stock and the holders of Class B common stock will receive shares of Class B common stock or rights to purchase shares of Class B common stock.

Right to Receive Liquidation Distributions

Upon the Company’s liquidation, dissolution, distribution of assets or winding-up, the assets legally available for distribution to stockholders would be distributable ratably among the holders of Class A and Class B common stock and any participating preferred stock outstanding at that time, if any, after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors.

No Preemptive or Similar Rights

Neither Class A nor Class B common stock is entitled to preemptive rights, and neither is subject to redemption. There are no sinking fund provisions applicable to the Company’s common stock.

Conversion

Our Class A common stock is not convertible into any other shares of our capital stock. Each share of our Class B common stock is convertible at any time at the option of the holder into one share of our Class A common stock. In addition, each share of our Class B common stock will convert automatically into one share of our Class A common stock upon any transfer, whether or not for value, except for permitted transfers. Class B common stockholders may transfer shares of Class B common stock in the following manner without having the shares of Class B common stock convert to Class A common stock:

•	the granting of a proxy to officers or directors of the Company whether or not at the request of the Board in connection with actions to be taken at an annual or special meeting of stockholders;
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entering into a voting trust, agreement or arrangement (with or without granting a proxy) pursuant to which voting control is granted over such share to an officer or director of the Company that does not involve any payment of cash, securities, property or other consideration to the Class B stockholder other than the mutual promise to vote shares in a designated manner;

•	a transfer by a stockholder who is an individual upon such stockholder’s death pursuant to a will or the laws of descent and distribution;
•	any transfer of convertible securities;
•	any transfer to an affiliate; or
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any transfer by an individual stockholder to, or for the benefit of, any spouse or any ancestor, descendant, sibling, or child of a sibling of such stockholder or his or her spouse, or any transfer by a stockholder to a trust, limited partnership or limited liability company for the benefit of such individual stockholder or any such family member, or any transfer by such a trust, partnership or limited liability company to any such stockholder or family member.

With respect to each holder of one or more shares of our Class B common stock, each of such holder’s shares of Class B common stock will automatically convert into one share of our Class A common stock if:

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such holder’s shares of Class B common stock, together with the shares of Class B common stock then held by that holder’s affiliates, represents less than 5% of the aggregate number of all outstanding shares of our common stock.

Once converted into Class A common stock, Class B common stock cannot be reissued.

Anti-Takeover Provisions of the Certificate, Bylaws, and Delaware Law

The provisions of Delaware law, our dual class structure, the Certificate and Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

The Certificate and Bylaws provide for a dual class structure and include a number of other provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

Dual Class Structure

As discussed above, our Class B common stock has 10  votes per share, while our Class A common stock has one vote per share. David C. Paul, a director and our current Executive Chairman, and his affiliates, in the aggregate, beneficially own 100% of our outstanding Class B common stock, representing approximately 65.8% of the total voting power of our outstanding capital stock. Because of our dual class structure, the holders of our Class B common stock will continue to be able to control all matters submitted to our stockholders for approval even if they own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders might view as beneficial. The Board is authorized, without stockholder approval, to issue additional authorized shares of our Class A and Class B common stock.

Board of Directors Vacancies

The Certificate and Bylaws authorize our board of directors or stockholders (at a duly convened meeting) to fill vacant directorships.

Classified Board

The Bylaws provide that the Board is classified into three classes of directors. This could delay a successful tender offeror from obtaining majority control of the Board, and the prospect of that delay might deter a potential offeror. In addition, stockholders are not permitted to cumulate their votes for the election of directors.

Stockholder Action; Special Meeting of Stockholders

The Bylaws provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. The Bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not more than 90 nor less than 50 days prior to the meeting with respect to an annual meeting of stockholders, and not later than 10 business days after public announcement of a special meeting. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Preferred Stock

The Board has the authority, without further action by our stockholders, to issue up to 35,000,000 shares of undesignated preferred stock with rights and preferences, including voting, dividend, redemption, liquidation or preemptive rights, designated from time to time by the Board, which could be in preference or priority to the rights of holders of our Class A and Class B common stock. The Board may utilize such shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. Also, the existence of authorized but unissued shares of preferred stock would enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means. If we issue such shares without stockholder approval and in violation of limitations imposed by the New York Stock Exchange or any stock exchange on which our stock may then be trading, our stock could be delisted.

Listing

The Company’s Class A common stock is listed on the New York Stock Exchange under the trading symbol “GMED”.